Mail Stop 4561

      							September 27, 2005

Terrence S. Cassidy
Principal Executive Officer and Principal Financial Officer
NWH, Inc.
156 West 56 Street
Suite 2001
New York, NY 10019

	Re:	NWH, Inc.
		Form 10-K for the Fiscal Year Ended October 31, 2004 Form 10-Q for the Fiscal Quarter Ended January 31, 2005
      Form 10-Q for the Fiscal Quarter Ended April 30, 2005
      Form 10-Q for the Fiscal Quarter Ended July 31, 2005
      File No. 000-26598

Dear Mr. Cassidy:

		We have reviewed your response dated August 31, 2005 and have the following comment. Please note that we have limited our review to the matters addressed in the comment below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Quarterly Period Ended April 30, 2005

Item 2.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Use of Non-GAAP Financial Measures, page 22

1. We note your response to prior comment number 1 and your
changes
to your segment disclosure in your Form 10-Q for the quarter ended July 31, 2005. In this regard, we note that you have changed your measure of segment income (loss) that is disclosed in the footnotes to income (loss) before income taxes less depreciation and amortization, gain on security transactions, dividend income, interest income and interest expense. Clarify whether your chief operating decision maker has always used this measure of segment profit or loss instead of the prior measure as previously disclosed.
That is, tell us whether you believe the revised disclosure is a correction or a change in the segment measure. If the former is true, explain how you determined that the correction should not result in restatements and amendments to previously filed Exchange Act reports including your October 31, 2004 Form 10-K and subsequent quarterly filings. In addition, tell us how you considered this change in concluding that your disclosure controls and procedures were effective as of each of reporting period effected by this change in segment disclosure.
*****

      As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comment.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
	You may contact Christopher White, Staff Accountant, at (202) 551-3461 or me at (202) 551-3488 if you have any questions regarding our comment on the financial statements and related matters.


								Sincerely,


								Stephen Krikorian
								Accounting Branch Chief


??

??

??

??

Terrence S. Cassidy
NWH, Inc.
September 27, 2005
page 1